EXEMPTION # 82-4624

AUR RESOURCES INC.

06013840

SUPPL

REPORT TO SHAREHOLDERS – FIRST QUARTER 2006

AUR RESOURCES INC. REPORTS RECORD NET EARNINGS OF US$46.8 MILLION AND CASH FLOW FROM OPERATING ACTIVITIES OF US$76.0 MILLION IN THE FIRST QUARTER OF 2006

(All dollar amounts are expressed in United States currency unless otherwise stated.)

TORONTO, ONTARIO – (CCN Matthews – May 4, 2006) – Aur Resources Inc. (TSX:AUR) today announced record net earnings for the first quarter of US$46.8 million

"The new reality of the high copper prices is very positive for Aur as our Duck Pond copper-zinc and Andacollo hypogene copper-gold deposits can be developed with existing cash resources leaving a very strong balance sheet to finance continued growth opportunities" said Jim Gill Aur's President and CEO. "At current copper prices, our cash balances will rise to approximately $650 million by the end of the year."

First Quarter Highlights - 2006

- **Record Net Earnings** of $46.8 million, $0.48 (CDN$0.55) per share, in the first quarter, an increase of 41% compared to 2005.
- **Cash Flow from Operating Activities** of $76.0 million in the first quarter, an increase of 74% compared to 2005.
- **Cash and Working Capital** increased to $402.3 million and $345.3 million, respectively, as at March 31, 2006.
- **Cash per Share** of $4.16 (CDN$4.65) at March 31, 2006.
- **Dividends** of $12.4 million paid to Aur shareholders in January 2006.

dlw 5/31

2501 – 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Financial Results

Mining revenues were $135.1 million in the first quarter of 2006, compared to $96.5 million for the same period in 2005. Net earnings were $46.8 million, equal to $0.48 per share for the quarter, a 41% increase over net earnings of $33.3 million or $0.35 per share for the same quarter last year. Cash flow from operating activities was $76.0 million, equal to $0.79 (CDN$0.91) per share, compared to $43.8 million or $0.46 per share in the first quarter of 2005. Aur's consolidated cash position at March 31, 2006 increased by $41.1 million to $402.3 million from December 31, 2005, and working capital increased by $3.6 million to $345.3 million after the payment of $12.4 million of dividends to Aur shareholders in January and the reclassification of $31.3 million of senior notes from long-term to current liabilities in March 2006. Aur's consolidated cash exceeded its $125 million senior notes debt by $277.3 million at March 31, 2006.

Aur's realized copper price, including $0.07 per pound of cathode sales premiums and $0.20 per pound of quotational period pricing adjustments, averaged $2.51 per pound in the first quarter of 2006, respectively, compared to the LME average price for the quarter of $2.24 per pound.

The following table presents a summary of Aur's Consolidated Statements of Operations for the periods ended March 31, 2006 and 2005:

	Three months ended March 31		
	2006	2005	Change
	$000's	$000's	$000's
Mining revenues	**135,104**	96,513	38,591
Mining expenses	**(39,203)**	(37,974)	(1,229)
Depreciation & amortization	**(7,553)**	(8,451)	898
Mine closure & site restoration	**(330)**	(786)	456
ENAMI copper price participation	**(4,280)**	-	(4,280)
Non-controlling interests	**(18,505)**	(5,664)	(12,841)
Operating earnings	**65,233**	43,638	21,595
Business development	**(1,845)**	(1,272)	(573)
Administration	**(2,836)**	(2,163)	(673)
Interest on long-term debt	**(2,109)**	(2,109)	-
Stock-based compensation	**(559)**	(577)	18
Taxes	**(15,728)**	(7,332)	(8,396)
Interest and other	**4,599**	3,075	1,524
Net earnings	**46,755**	33,260	13,495
Basic earnings per share	**0.48**	0.35	0.13

Metal Production and Sales

Metal production from the Andacollo and Quebrada Blanca Mines in the first quarter of 2006 was 55.1 million pounds of copper, compared to 60.7 million pounds of copper, 3.8 million pounds of zinc, 52,000 ounces of silver and 2,100 ounces of gold in the first quarter of 2005 which included Aur's share of production from the Louvicourt Mine which closed on July 12, 2005. Mining revenues were $135.1 million in the first quarter of 2006; a $38.6 million increase over the same period in 2005. The increase was primarily due to higher realized copper prices, which were $0.89 per pound higher.

Minesite cash operating costs were $39.2 million in the first quarter of 2006, compared to $38.0 million in 2005. Aur's cash operating cost per pound of copper sold was $0.73 for the quarter, $0.07 per pound higher than in the first quarter of 2005. The higher unit operating costs resulted primarily

from increased energy, acid, labour (including discretionary minesite employee bonuses for 2005 paid in the quarter of $0.01 per pound of copper sold) and transportation costs, as well as a 12% increase in the Chilean peso versus the United States dollar.

Mine Operating Earnings [(1)]

The following table presents a summary of mine operating earnings for the periods ended March 31, 2006 and 2005.

	Three months ended March 31		
	2006	2005	Change
	$000's	$000's	$000's
Louvicourt	**-**	6,646	(6,646)
Andacollo	**20,425**	12,499	7,926
Quebrada Blanca	**75,476**	39,394	36,082
	95,901	58,539	37,362

(1) *Mine operating earnings equals mining revenues less mining expenses.*

Mine Operating Cash Flow

Cash flow from mine operating activities was $86.1 million in the first quarter of 2006, compared to $53.1 million for the same period last year. Mine operating cash flow increased 62.0% in the first quarter of 2006 by comparison to 2005.

Andacollo Mine

The Andacollo Mine produced 11.7 million pounds of LME registered Grade A cathode copper during the first quarter of 2006, compared to 12.9 million pounds in the first quarter of 2005. A total of 4.1 million tonnes of rock, of which 0.9 million tonnes was heap leach ore and 0.3 million tonnes was dump leach ore, was mined at a strip ratio of 2.3:1. A total of 4.8 million tonnes of rock, of which 1.1 million tonnes was heap leach ore, was mined at a strip ratio of 3.5:1 in the first quarter of 2005.

Andacollo's revenues of $29.2 million, generated from the sale of 11.7 million pounds of copper in the first quarter of 2006, were $8.4 million higher than the revenues of $20.8 million in the first quarter of 2005 as a result of higher copper prices. Cash operating costs were $8.8 million, $0.5 million higher than for the same period in 2005 principally due to higher energy, reagent and labour costs and 12% increase in the value of the Chilean peso relative to the United States dollar. The cash operating costs in the first quarter of 2006 were $0.75 per pound of copper sold, $0.10 per pound higher than in 2005, principally due to the 1.2 million fewer pounds of copper sold in the first quarter of 2006 and higher operating costs, compared to the same period in 2005. Cash flow from operating activities was $21.1 million in the first quarter of 2006, compared to $12.3 million in 2005. Expenditures on property, plant and equipment were $2.4 million in the first quarter of which $0.5 million was sustaining capital and $1.9 million was for special projects, including $1.1 million on the dump leach facility, $0.3 million on the heap leach pad expansion and $0.5 million on the Hypogene deposit feasibility study, compared to $0.3 million in 2005.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 43.4 million pounds of LME registered Grade A cathode copper in the first quarter of 2006, compared to 42.7 million pounds in the first quarter of 2005. A total of 8.4 million tonnes of rock, of which 2.0 million tonnes was heap leach ore and 1.9 million tonnes was dump leach ore, was mined at a strip ratio of 1.2:1 in the first quarter of 2006, compared

to 9.1 million tonnes of rock, of which 1.8 million tonnes was heap leach ore and 2.6 million tonnes was dump leach ore, at a strip ratio of 1.1:1 for the first quarter 2005.

Quebrada Blanca's revenues, generated from the sale of 42.1 million pounds of copper, were $105.9 million in the first quarter of 2006, compared to $63.8 million generated from the sale of 39.5 million pounds of copper in 2005. The $42.1 million increase in revenues was due to a higher realized copper price and the higher sales volumes. Cash operating costs of $30.4 million were $6.0 million higher than in the same period in 2005. Cash operating costs were $0.72 per pound of copper sold, $0.10 per pound higher than in the first quarter of 2005 due to significantly higher energy, acid, labour and transportation costs and a 12% increase in the value of the Chilean peso relative to the United States dollar. Cash flow from operating activities was $65.0 million in the first quarter of 2006 compared to $35.6 million in 2005. Expenditures on property, plant and equipment were less than $50,000 in both the first quarter of 2006 and 2005.

Development Projects

Duck Pond – Newfoundland

The Duck Pond copper-zinc deposit is on schedule to begin production in the fourth quarter of this year. At this time, the ramp has advanced approximately 1,500 metres from the collar and definition drilling from underground is in progress. Initial access to the ore is expected in July. The concentrator building is fully enclosed and grinding and flotation equipment installation is advancing as scheduled. Office facilities and other infrastructure including the tailings pond are progressing as planned.

Total pre-commercial production capital expenditures are now expected to be approximately $94 million, $15 million higher than the original feasibility study estimate. This increase is due to changes to the scope of work of $14 million, including $8 million to purchase rather than lease the mining fleet and $2 million to accelerate definition drilling and underground development, and to $13 million of higher costs to construct the concentrator and other facilities. These higher costs will be partially offset by $12 million of anticipated net pre-commercial production revenues which are netted against the capital costs.

In January 2006, Aur entered into forward sales contracts to hedge 256.4 million pounds of its zinc production to be produced from the Duck Pond Mine during the period July 1, 2007 to December 31, 2011 at an average price of $0.72 per pound of zinc sold.

Andacollo Hypogene Copper-Gold Deposit – Chile

The feasibility study for this large copper-gold deposit, which directly underlies the currently operating Andacollo Mine located in north-central Chile, was completed in April 2006. This study indicated that, at a copper price of $1.20/lb. and a gold price of $400/oz., the deposit can be developed to produce, on average, 151.5 million pounds of copper and 57,900 ounces of gold annually over a mine life of 21 years and provide an after tax internal rate of return (IRR) in excess of 15% on the $336 million of pre-production capital. Capital payback would be 5.1 years, with initial production beginning in late 2009.

The mine plan provides for the open pit mining of 423 million tonnes of ore at an average grade of 0.38%Cu, 0.13g/tAu. The ore will be processed in a flotation mill at the rate of 55,000 tonnes per day to produce on average 254,000 tonnes of copper concentrate, containing by-product gold, annually. Annual production in the first 10 years is expected to be, on average, 174.3 million pounds of copper and 65,870 ounces of gold.

The major components of the capital investment to construct the mine are: $51 million on the mine, $194 million on the processing plant, $30 million on the tailings facility and $61 million on other infrastructure. The average cash cost per pound of copper sold, net of gold credits at $400 per ounce, is expected to be $0.78 for the first 10 years of operation and $0.86 over the full minelife.

A formal decision to proceed with the development of the deposit for production will be considered by its owners Aur (63%), Compañia Minera del Pacífico S.A. (27%) and ENAMI (10%) in the late July 2006. For more information, see Aur's press release of May 1, 2006 entitled "Aur Resources Inc. Announces a Positive Feasibility Study for the Andacollo Hypogene Copper-Gold Deposit in Chile."

Other Financial Information

Business Development

Aur's expenditures on its exploration projects and the identification and evaluation of acquisitions were $1.8 million in the first quarter of 2006, compared to $1.3 million for the same period last year. Drilling is now in progress on the El Dorado gold-silver project in southern Argentina. Progress on resolving the land access issues at La Verde continues to be slow but drilling to evaluate the copper discovery made in 2005 is expected to resume later in the year. The search for development stage deposits and/or producing mines which will meet Aur's investment criteria continues and includes Africa, Eastern Europe and CIS countries, as well as the Americas. A number of assets have been identified and are under evaluation.

Administration

Administration expenses were $2.8 million in the first quarter of 2006, compared to $2.2 million in 2005 the increase being, primarily due to the negative impact of the strong Canadian dollar versus the United States dollar.

Depreciation and amortization

Depreciation and amortization expenses were, as expected, $7.6 million in the first quarter compared to $8.5 million in 2005, the reduction being primarily due to the increased supergene reserves at the Andacollo Mine.

Mine closure and site restoration

Non-cash mine closure and site restoration expenses for the Andacollo and Quebrada Blanca Mines were $0.3 million in the first quarter of 2006, $0.5 million lower than in 2005 as a result of no further costs being accrued for Louvicourt.

Interest on long-term debt

Interest expense on Aur's $125 million senior notes debt was $2.1 in both the first quarter of 2006 and 2005 and will be $8.4 million for the year.

Stock-based compensation

Stock-based compensation expense was $0.6 million in both the first quarter of 2006 and 2005.

ENAMI copper price participation

A copper price participation expense, payable to ENAMI, of $4.3 million was accrued in the first quarter of 2006. No amount was accrued in the first quarter of 2005 as copper prices at the time were below the required threshold price.

Interest and other

The net amount of interest and other expenses and revenues was positive $4.6 million in the first quarter of 2006, compared to a positive $3.1 million in 2005. Net revenues in the first quarter were primarily due to interest and other income of $4.1 million.

Provision for income and resource taxes

Provision for taxes was $15.7 million in the first quarter of 2006, compared to $7.3 million in 2005. Current income taxes totaled $14.7 million, of which $11.6 million related to Quebrada Blanca and $3.1 million related to Andacollo. Chilean specific mining taxes totaled $1.4 million, of which $1.3 million related to Quebrada Blanca and $0.1 million related to Andacollo. The higher tax expense in 2006 is a result of higher earnings.

Non-controlling interests

Non-controlling interests expense, related to the interests of Aur's partners in the Andacollo and Quebrada Blanca Mines, was $18.5 million in the first quarter of 2006, compared to $5.7 million for the same period in 2005.

Aur is entitled to receive 76.5% and 63% of Quebrada Blanca's and Andacollo's future cash distributions, respectively. As at March 31, 2006, the entitlement of the non-controlling interests to cash distributions was $21.5 million. A cash distribution in the form of dividends is expected to be made to non-controlling interests in the Quebrada Blanca Mine in June 2006. No dividends are expected to be paid by Andacollo prior to a final development decision with respect to the Hypogene Copper-Gold Deposit.

Working capital

Working capital increased $3.6 million during the first quarter to $345.3 million at March 31, 2006. The increase was impacted by $31.3 million of the $125 million senior notes liability being reclassified as a current liability as the first scheduled principal repayment of the notes is to be made in March 2007.

Property, plant and equipment

Investments in property, plant and equipment totaled $23.9 million during the first quarter of 2006, compared to $11.8 million for the same period in 2005. These investments included a $10.0 million accrual for the 2006 copper price participation amount payable to Teck Cominco Limited in January 2007, relating to the purchase of Quebrada Blanca in 2000, $11.5 million invested at Duck Pond and $2.4 million invested at Andacollo.

RESOURCES INC.

2006 Outlook

Aur has used an LME copper price of $2.42 per pound for the remaining nine months in developing this 2006 outlook

In 2006, Aur expects its share of the 225 million pounds of copper production from the Andacollo and Quebrada Blanca Mines to total approximately 166 million pounds. Cash operating costs per pound of copper sold, are forecast to average $0.72 per pound in 2006.

Revenue is forecast to be approximately $563 million. Mine operating costs are expected to be $163 million. Operating profit, after business development, administration and senior notes interest costs, is expected to be approximately $374 million. Net earnings, after other expenses including depreciation and amortization, non-cash mine closure expenses, income tax provision and non-controlling interests totaling $177 million, are forecast at approximately $191 million, equal to $1.97 or CDN$2.29 per share.

Cash flow from operating activities is forecast to be approximately $310 million. Cash expenditures associated with financing activities are expected to total $82 million and are comprised of $17 million for dividends, $3 million for capital leases and $64 million for dividend payments to non-controlling interests of Quebrada Blanca, offset by revenues of $2 million, primarily from common share issuances. Cash expenditures on investing activities are expected to total $99 million in 2006, comprised of $64 million at Duck Pond, $19 million at the Andacollo and Quebrada Mines and $16 million to Teck Cominco and ENAMI for their 2005 copper price participations. Aur's consolidated cash balance at December 31, 2006 is therefore forecast to be $491 million. Aur's share of the consolidated cash balances is forecast to be $444 million at December 31, 2006.

Aur's sensitivity to copper price is such that a $0.50 per pound increase or decrease in the price of copper from $2.42 per pound, in the remaining nine months of 2006, would change the 2006 net earnings by $49 million and cash flow from operating activities by $114 million.

On April 21, 2006 the common shares of Aur were registered for trading on the Foreign Securities Exchange of the Santiago Stock Exchange, Chile. The shares commenced trading in United States dollars on April 26, 2006 under the symbol "AUR".

On behalf of the Board,

James W. Gill

President & Chief Executive Officer

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2005 Annual Report and/or in Aur's Annual Information Form dated March 24, 2006 ("AIF") and filed with Canadian securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2006 and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, timing and costs of the development of new deposits, operating costs, ongoing expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

Additional information, including the quarterly and annual consolidated financial statements, Annual Information Form ("AIF"), Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

PRODUCTION STATISTICS
Three months ended March 31

2006	Andacollo	Quebrada Blanca	Total
Ore (tonnes)			
Heap leach	914,127	1,951,296	n/a
Dump leach	333,116	1,923,890	n/a
Copper Grade (%TCu)			
Heap leach	0.75	1.31	n/a
Dump leach	0.38	0.56	n/a
Copper (000 pounds)			
Produced	11,687	43,433	55,120
Sold	11,668	42,110	53,778
Less: non-controlling interests	(4,317)	(9,895)	(14,212)
Net to Aur	7,351	32,215	39,566
Inventory	646	4,383	5,029
Cost per pound of copper sold	0.75	0.72	0.73

2005	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	382,453			
Heap leach	n/a	1,067,007	1,792,317	n/a
Dump leach	n/a	n/a	2,594,052	n/a
Copper Grade (%TCu)				
Heap leach	2.11	0.79	1.32	n/a
Dump leach	n/a	-	0.59	n/a
Zinc (%)	1.78	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.80	-	-	n/a
Copper (000 pounds)				
Produced	5,060	12,912	42,678	60,650
Sold	5,060	12,854	39,474	57,388
Less: non-controlling interests	-	(3,856)	(3,947)	(7,803)
Net to Aur	5,060	8,998	35,527	49,585
Inventory		613	5,754	6,367
Other metals produced and sold				
Zinc (pounds)	3,803,000	-	-	3,803,000
Gold (ounces)	2,100	-	-	2,100
Silver (ounces)	52,000	-	-	52,000
Cost per pound of copper sold	0.30	0.65	0.62	0.60

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represent Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively, in 2005 and Aur's 63% and 76.5% beneficial interests in Andacollo and Quebrada Blanca in 2006.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable. The costs also include special bonuses paid to employees paid in the first quarter of 2006 for performance in 2005 in the amount of $0.01 per pound at each of Quebrada Blanca and Andacollo.

RESOURCES INC.

AUR RESOURCES INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS

March 31, 2006
(Expressed in thousands of United States dollars)

These interim financial statements have not been audited or reviewed by the Corporation's external auditors.

Aur RESOURCES INC.

Consolidated Statements of Operations (in thousands of United States dollars except earnings per share) (Unaudited)	Three months ended March 31 2006	 2005
	$	$
Mining revenues	**135,104**	96,513
Expenses		
Mining	**39,203**	37,974
Business Development	**1,845**	1,272
Administration	**2,836**	2,163
Depreciation and amortization	**7,553**	8,451
Mine closure and site restoration	**330**	786
Interest on long-term debt	**2,109**	2,109
Stock-based compensation	**559**	577
ENAMI copper price participation	**4,280**	-
Interest and other (note 7)	**(4,599)**	(3,075)
	54,116	50,257
Earnings before taxes and non-controlling interests	**80,988**	46,256
Income and resource taxes	**(15,728)**	(7,332)
Earnings before non-controlling interests	**65,260**	38,924
Non-controlling interests	**(18,505)**	(5,664)
Net earnings for the period	**46,755**	33,260
Basic and diluted earnings per share (note 6(b))	**0.48**	0.35

Consolidated Statements of Retained Earnings (in thousands of United States dollars) (Unaudited)	Three months ended March 31 2006	 2005
Retained earnings – beginning of period	**254,782**	128,646
Net earnings for the period	**46,755**	33,260
Retained earnings – end of period	**301,537**	161,906

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Segmented Information on Operations for the three months ended March 31

(in thousands of United States dollars)
(Unaudited)

2006	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	**$**
Mining revenues	29,207	105,897	-	**135,104**
Expenses				
Mining	8,782	30,421	-	**39,203**
Business Development	-	-	1,845	**1,845**
Administration	-	-	2,836	**2,836**
Depreciation and amortization	1,582	5,877	94	**7,553**
Mine closure and site restoration	207	123	-	**330**
Interest on long-term debt	-	-	2,109	**2,109**
Stock-based compensation	-	-	559	**559**
ENAMI copper price participation	-	4,280	-	**4,280**
Interest and other	(638)	(780)	(3,181)	**(4,599)**
	9,933	39,921	4,262	**54,116**
Earnings (loss) before taxes	19,274	65,976	(4,262)	**80,988**
Income and resource taxes	(3,105)	(12,681)	58	**(15,728)**
Earnings (loss) before non-controlling interests	16,169	53,295	(4,204)	**65,260**
Non-controlling interests	(5,982)	(12,523)	-	**(18,505)**
Net earnings (loss)	10,187	40,772	(4,204)	**46,755**

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Mining revenues	11,899	20,794	63,820	-	96,513
Expenses					
Mining	5,253	8,295	24,426	-	37,974
Business Development	-	-	-	1,272	1,272
Administration	-	-	-	2,163	2,163
Depreciation and amortization	588	2,442	5,312	109	8,451
Mine closure and site restoration	138	158	490	-	786
Interest on long-term debt	-	-	-	2,109	2,109
Stock-based compensation	-	-	-	577	577
Interest and other	5	(126)	(461)	(2,493)	(3,075)
	5,984	10,769	29,767	3,737	50,257
Earnings (loss) before taxes	5,915	10,025	34,053	(3,737)	46,256
Income and resource taxes	(2,491)	(530)	(5,905)	1,594	(7,332)
Earnings (loss) before non-controlling interests	3,424	9,495	28,148	(2,143)	38,924
Non-controlling interests	-	(2,849)	(2,815)	-	(5,664)
Net earnings (loss)	3,424	6,646	25,333	(2,143)	33,260

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at March 31 2006 (Unaudited)	As at December 31 2005
	$	$
Assets		
Current		
Cash	**402,334**	361,263
Receivables	**15,177**	11,751
Inventories and prepaid expenses (note 2)	**65,112**	62,934
	482,623	435,948
Property, plant and equipment	**307,147**	290,919
Future income and resource taxes	**3,387**	3,387
Long-term copper inventory and other (note 3)	**22,789**	23,127
	815,946	753,381
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**60,156**	55,224
Dividends payable	**-**	12,384
Copper price participations (note 4)	**20,239**	15,959
Payable to non-controlling interests	**21,505**	6,534
Current portion of obligation under capital lease	**2,981**	3,387
Current portion of mine closure and site restoration	**1,210**	718
Current portion of senior notes	**31,250**	-
	137,341	94,206
Senior notes (note 5)	**93,750**	125,000
Obligation under capital leases	**5,609**	6,060
Future income and resource taxes	**24,517**	24,897
Mine closure and site restoration	**25,417**	26,831
Non-controlling interests	**36,642**	33,108
	185,935	215,896
	323,276	310,102
Contingency (note 10)		
Shareholders' equity		
Share capital (note 6)	**185,857**	183,654
Contributed surplus – stock-based compensation	**2,955**	2,396
Cumulative translation adjustment	**2,321**	2,447
Retained earnings	**301,537**	254,782
	492,670	443,279
	815,946	753,381

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Segmented Balance Sheet Information as at
(in thousands of United States dollars)

March 31, 2006 (Unaudited)	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	**$**
Assets				
Current				
Cash	63,708	101,518	237,108	**402,334**
Receivables	2,495	8,937	3,745	**15,177**
Inventories and prepaid expenses	8,361	54,647	2,104	**65,122**
	74,564	165,102	242,957	**482,623**
Property, plant and equipment	32,392	235,805	38,950	**307,147**
Future income and resource taxes	-	-	3,387	**3,387**
Long-term copper inventory and other	-	21,782	1,007	**22,789**
	106,956	422,689	286,301	**815,946**
Liabilities				
Current				
Accounts payable and accrued liabilities	9,494	46,217	4,445	**60,156**
Copper price participations	-	10,239	10,000	**20,239**
Payable to non-controlling interests	-	21,505	-	**21,505**
Current portion of obligation under capital leases	-	2,981	-	**2,981**
Current portion of mine closure and site restoration	-	-	1,210	**1,210**
Current portion of senior notes	-	-	31,250	**31,250**
	9,494	80,942	46,905	**137,341**
Senior notes	-	-	93,750	**93,750**
Obligation under capital leases	-	5,609	-	**5,609**
Future income and resource taxes	3,535	20,982	-	**24,517**
Mine closure and site restoration	5,103	19,106	1,208	**25,417**
Non-controlling interests	31,435	5,207	-	**36,642**
	49,567	131,846	141,863	**323,276**

December 31, 2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	1,489	45,224	37,805	276,745	361,263
Receivables	233	2,410	6,442	2,666	11,751
Inventories and prepaid expenses	70	9,798	50,630	2,436	62,934
	1,792	57,432	94,877	281,847	435,948
Property, plant and equipment	-	32,392	219,577	38,950	290,919
Future income and resource taxes	-	-	-	3,387	3,387
Long-term copper inventory and other	-	-	22,057	1,070	23,127
	1,792	89,824	336,511	325,254	753,381
Liabilities					
Current					
Accounts payable and accrued liabilities	566	7,579	38,740	8,339	55,224
Dividends payable	-	-	-	12,384	12,384
Copper price participations	-	-	5,959	10,000	15,959
Payable to non-controlling interests	-	-	6,534	-	6,534
Current portion of obligation under capital leases	-	-	3,387	-	3,387
Current portion of mine closure and site restoration	718	-	-	-	718
	1,284	7,579	54,620	30,723	94,206
Senior notes	-	-	-	125,000	125,000
Obligation under capital leases	-	-	6,060	-	6,060
Future income and resource taxes	-	3,670	21,227	-	24,897
Mine closure and site restoration	1,364	5,037	19,689	741	26,831
Non-controlling interests	-	25,453	7,655	-	33,108
	2,648	41,739	109,251	156,464	310,102

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended March 31 2006	 2005
	$	$
Operating activities		
Net earnings for the period	**46,755**	33,260
Non-cash items -		
Depreciation and amortization	**7,553**	8,451
Future income and resource taxes	**(379)**	1,795
Mine closure and site restoration	**(454)**	786
Gain on sale of marketable securities	**-**	(1,135)
Gain on disposal of property, plant and equipment	**(148)**	(16)
Interest on obligation on properties purchased	**4**	9
Stock-based compensation	**559**	577
Copper price participation	**4,280**	-
Non-controlling interests	**18,505**	5,664
	76,675	49,391
Net change in non-cash working capital items (note 8)	**(670)**	(5,584)
	76,005	43,807
Financing activities		
Dividends on common shares	**(12,384)**	(7,849)
Repayments of capital leases	**(886)**	(987)
Payments of non-controlling interests	**-**	(3,239)
Common shares issued	**2,202**	1,490
Foreign exchange and other	**(215)**	(482)
	(11,283)	(11,067)
Investing activities		
Payment of copper price participation	**(10,000)**	(10,000)
Property, plant and equipment	**(5,430)**	(352)
Mineral property development	**(8,435)**	(1,477)
Proceeds on sale of marketable securities	**-**	1,135
Proceeds on disposal of property, plant and equipment	**214**	18
	(23,651)	(10,676)
Increase in cash for the period	**41,071**	22,064
Cash – beginning of period	**361,263**	206,520
Cash – end of period	**402,334**	228,584

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Information on Cash Flow for the three months ended March 31

(in thousands of United States dollars)
(Unaudited)

2006	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	**$**
Operating activities				
Net earnings (loss)	10,187	40,772	(4,204)	**46,755**
Non-cash items	7,633	22,233	54	**29,920**
	17,820	63,005	(4,150)	**76,675**
Net change in non-cash working capital items	3,268	966	(4,904)	**(670)**
	21,088	63,971	(9,054)	**76,005**
Financing activities				
Dividends on common shares	-	-	(12,384)	**(12,384)**
Repayments of capital leases	-	(886)	-	**(886)**
Common shares issued	-	-	2,202	**2,202**
Foreign exchange and other	(218)	870	(867)	**(215)**
	(218)	(16)	(11,049)	**(11,283)**
Investing activities				
Payment of copper price participation	-	-	(10,000)	**(10,000)**
Property, plant and equipment	(2,357)	(33)	(3,040)	**(5,430)**
Mineral property development	-	-	(8,435)	**(8,435)**
Proceeds on disposal of property, plant and equipment	3	-	211	**214**
	(2,354)	(33)	(21,264)	**(23,651)**
Intersegment distributions to corporate	(32)	(209)	241	**-**
Increase (decrease) in cash for the period	18,484	63,713	(41,126)	**41,071**
Cash – beginning of period	45,224	37,805	278,234	**361,263**
Cash – end of period	63,708	101,518	237,108	**402,334**

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	3,424	6,646	25,333	(2,143)	33,260
Non-cash items	2,375	5,978	9,883	(2,105)	16,131
	5,799	12,624	35,216	(4,248)	49,391
Net change in non-cash working capital items	(624)	(309)	429	(5,080)	(5,584)
	5,175	12,315	35,645	(9,328)	43,807
Financing activities					
Dividends on common shares	-	-	-	(7,849)	(7,849)
Repayments of capital leases	-	-	(987)	-	(987)
Payments of non-controlling interests	-	(3,239)	-	-	(3,239)
Common shares issued	-	-	-	1,490	1,490
Foreign exchange and other	22	(116)	(219)	(169)	(482)
	22	(3,355)	(1,206)	(6,528)	(11,067)
Investing activities					
Payment of copper price participation	-	-	-	(10,000)	(10,000)
Property, plant and equipment	-	(292)	(47)	(13)	(352)
Mineral property development	-	-	-	(1,477)	(1,477)
Proceeds on sale of marketable securities	-	-	-	1,135	1,135
Proceeds on disposal of property, plant & equipment	18	-	-	-	18
	18	(292)	(47)	(10,355)	(10,676)
Intersegment distributions to corporate	(5,571)	(7,441)	(65)	13,077	-
Increase (decrease) in cash for the period	(356)	1,227	34,327	(13,134)	22,064
Cash – beginning of period	461	981	10,988	194,090	206,520
Cash – end of period	105	2,208	45,315	180,956	228,584

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2006 and 2005
(Tabular information in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2005. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2005.

2. Inventories and prepaid expenses

	March 31 2006	December 31 2005
	$	$
Cathode copper	4,092	2,867
In-process inventories	45,692	43,808
Mine supplies	12,576	12,172
Prepaid expenses	2,752	4,087
	65,112	62,934

3. Long-term copper inventory and other

	March 31 2006	December 31 2005
	$	$
Long-term in-process copper inventory	18,747	18,747
Deferred financing cost	1,007	1,070
Advances to Quebrada Blanca minesite employees	3,035	3,310
	22,789	23,127

4. Copper price participations

Teck Cominco Limited ("Teck Cominco") is entitled to a copper price participation of $10 million for 2006 and $2.5 million quarterly beginning in 2007 to a maximum of $40 million on or before December 31, 2012 if the United States inflation adjusted copper prices exceeds a threshold amount, which was $1.26 per pound at December 31, 2005. Aur paid Teck Cominco $10 million on January 7, 2005 for 2004 and accrued a further $10 million liability for 2005 at December 31, 2005 as the copper price exceeded the threshold amount in both years. Aur's property, plant and equipment assets at Quebrada Blanca are increased by these accruals with amortization commencing once payment to Teck Cominco is made. On January 6, 2006 the $10 million payment for 2005 was made, leaving a maximum of $20 million of future payments which depend upon future copper prices. Based upon the actual average copper price for the first quarter of 2006 and the period end forward copper price for the balance of the year, the average copper price for 2006 is expected to exceed the threshold amount for 2006. Accordingly, an additional $10 million liability to Teck Cominco

has been accrued at March 31, 2006 with a corresponding increase in property, plant and equipment assets at Quebrada Blanca.

ENAMI is entitled to receive a per pound price participation in copper sales from the Quebrada Blanca Mine equal to 10% of the amount by which the average realized sales price per pound of copper, less transportation and certain related costs, sold by the Mine in any calendar year exceeds a specified inflation adjusted indexed price for such year. The average realized copper price for 2005 exceeded the inflation adjusted copper price for the year. Accordingly, a $6.0 million liability to ENAMI was accrued at December 31, 2005, representing the 2005 obligation with a corresponding increase in the line item entitled "Interest and other" on the Consolidated Statements of Operations. An additional $4.3 million liability to ENAMI has been accrued at March 31, 2006 as the average realized copper price for 2006 is expected to exceed the inflation adjusted copper price for the year. The actual price participation amount payable to ENAMI for the year 2005 of $5.9 million is expected to be paid in May 2006.

5. Senior notes

On March 10, 2003, Aur issued US$125 million of senior unsecured notes (the "Notes") to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment.

The scheduled principal repayments are as follows:

	March 31 2006	December 31 2005
	$	$
Current portion		
March 2007	**31,250**	-
Long term portion		
March 2007	**-**	31,250
March 2008	**31,250**	31,250
March 2009	**31,250**	31,250
March 2010	**31,250**	31,250
	93,750	125,000
	125,000	125,000

6. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	Three months ended March 31			
	2006		2005	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**96,306**	**183,654**	94,401	178,269
Share purchase options exercised	**455**	**2,203**	775	1,490
Balance – end of period	**96,761**	**185,857**	95,176	179,759

(b) Earnings per common share

	Three months ended March 31	
	2006	2005
	$	$
(i) Basic		
Numerator		
Net earnings available to shareholders	**46,755**	33,260
Denominator (# 000's)		
Weighted average number of shares	**96,646**	94,869
Basic earnings per share	**0.48**	0.35
(ii) Diluted		
Numerator		
Income available to shareholders	**46,755**	33,260
Denominator (# 000's)		
Weighted average number of shares	**96,646**	94,869
Potential incremental issuance from stock-based compensation	**1,235**	777
Potential issuance of shares from purchase options	**81**	275
	97,962	95,921
Diluted earnings per share	**0.48**	0.35

(c) Stock-based compensation plans

At March 31, 2006, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares

may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars. The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at March 31, 2006:

Outstanding				**Exercisable**	
Range of exercise prices per share	**Shares**	**Weighted average months remaining**	**Weighted average exercise price per share**	**Shares**	**Weighted average exercise price per share**
CDN$	**# 000's**	**#**	**CDN$**	**# 000's**	**CDN$**
3.30 to 5.90	**461**	**29**	**4.66**	**159**	**4.57**
6.11 to 8.05	**1,479**	**48**	**6.70**	**673**	**6.46**
10.40 to 11.21	**481**	**56**	**11.17**	**165**	**11.19**
12.63 to 14.10	**245**	**59**	**13.66**	**79**	**13.45**
	2,666			**1,076**	

The number of stock options outstanding at March 31, 2006 represents 2.8% of Aur's issued and outstanding common shares.

The following table summarizes information regarding Aur's common share purchase options for the three months ended March 31, 2006 and 2005:

	2006		2005	
	Shares	**Weighted average exercise price per share**	Shares	Weighted average exercise price per share
	# 000's	**CDN$**	# 000's	CDN$
Balance – beginning of period	**2,876**	**6.94**	2,465	3.55
Granted	**245**	**13.66**	1,175	6.43
Exercised	**(455)**	**5.59**	(774)	2.36
Expired	**-**	**-**	-	-
Balance – end of period	**2,666**	**7.79**	2,866	5.05

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0.7% (2005 – 1.4%), expected volatility of 42% (2005 – 42%), risk-free interest rate of 4.6% (2005 – 3.2%) and expected life of 24 months (2005 – 24 months).

7. Interest and other

	Three months ended March 31	
	2006	2005
	$	$
Interest on obligation under capital leases	**108**	147
Interest and other income	**(4,072)**	(1,476)
Interest and financing costs	**4**	13
Foreign exchange	**(491)**	(713)
Gain on sale of marketable securities	**-**	(1,135)
Gain on disposal of property, plant and equipment	**(148)**	(16)
Miscellaneous	**-**	105
	(4,599)	(3,075)

8. Supplementary cash flow information

	Three months ended March 31	
	2006	2005
	$	$
Net change in non-cash working capital:		
Receivables	**(3,426)**	(2,799)
Inventories	**(2,177)**	(2,370)
Accounts payable and accrued liabilities	**4,933**	(415)
	(670)	(5,584)
Other information:		
Interest paid	**4,219**	4,219
Income, resource and capital taxes paid	**2,979**	4,217

9. Financial instruments

Fair value of financial instruments

The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments.

Derivatives

In January 2006, Aur entered into monthly forward sales contracts to hedge a portion of the scheduled zinc production from its wholly owned Duck Pond copper-zinc-silver-gold deposit and thereby protected itself from the risk that falling zinc prices would reduce revenue from zinc sales from its Duck Pond Mine.

Effective January 1, 2006, Aur adopted the Canadian Institute of Chartered Accountants Accounting Guideline 13, "Hedging Relationships", relating to the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and the discontinuance of hedge accounting.

Aur formally documents the relationship between the derivative and hedged item. Aur also notes the risk management objective and strategy for using the derivative. This process includes linking all derivatives to specific commitments for forecasted transactions.

Aur will recognize revenue on zinc forward sales contracts when the designated production is delivered to meet the contracted commitment. The average zinc price over the term of each monthly forward contract is used to calculate the revenue from the sale.

Aur's hedging commitments arising from this transaction, which are spread evenly, on a monthly basis, over the period July 2007 through December 2011 and cover approximately 75% of scheduled zinc production during the period are:

	Zinc Forward Sales		
Year	Hedge Tonnage	Average Price $/tonne	Average Price $/lb
2007 (July-December)	12,700	1,857	0.84
2008	25,900	1,723	0.78
2009	25,900	1,584	0.72
2010	25,900	1,479	0.67
2011	25,900	1,393	0.63
	116,300	1,579	0.72

At March 31, 2006 the estimated fair value of Aur's zinc forward sales based on a forward spot price of $0.82 was a loss of $26.8 million.

10. Contingency

In 2003, the Chilean Internal Revenue Service (the "IRS") issued to CMQB a notice of reassessment in respect of the deduction of certain components of guarantee fees owed to Aur and claimed as expenses by CMQB. CMQB contested such reassessment and, in August, 2005 the Iquique Tax Court rendered a judgement confirming certain elements of the IRS reassessment. As a consequence of the foregoing, the IRS assessed CMQB with taxes of $1.9 million, including interest, penalties and inflation adjustment to date. The judgement also determined a reduction of CMQB's tax loss carry forwards in the amount of $17.5 million. CMQB has appealed such a judgement to the Court of Appeals. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings with respect to the guarantee fees are correct and that the payment of the guarantee fees should not attract withholding taxes. Should CMQB ultimately be unsuccessful in overturning the judgement of the Tax Court in the Court of Appeals, Aur would record a pre-tax charge to earnings equal to its proportionate share of the amount of reassessment, plus interest, penalties and inflation adjustment to the date of the Court of Appeals judgement. At this time, the outcome of the appeal and ultimate resolution of this reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements.

11. Subsequent events

On April 26, 2006 the common shares of Aur were registered for trading on the Foreign Securities Exchange of the Santiago Stock Exchange.